SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



         For the fiscal year ended December 31, 1999

         Commission File Number 1-2227

         A.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  Retirement Thrift Plan

         B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:


                         CROWN CORK & SEAL COMPANY, INC.
                                  ONE CROWN WAY
                           PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                        Pages


Signatures..........................................................      3

Report of Independent Accountants...................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 - 14

Exhibit 23 - Consent of Independent Accountants.....................     15

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                      Crown Cork & Seal Company, Inc.
                                      Retirement Thrift Plan




                                   By:/s/ James T. Malec
                                      ------------------
                                      James T. Malec
                                      Member, Benefit Plan Committee

Date: June 28, 2000

        CROWN CORK & SEAL COMPANY, INC.
        RETIREMENT THRIFT PLAN

        Financial Statements as of and for the
        years ended December 31, 1999 and 1998

        Additional information required for Form 5500
        as of and for the year ended December 31, 1999

CROWN CORK & SEAL COMPANY, INC. RETIREMENT
THRIFT PLAN
Table of Contents
--------------------------------------------------------------------------------






                                                                     Page Number


Report of Independent Accountants                                         1


Basic Financial Statements

      Statement of Net Assets Available for Benefits                      2

      Statement of Changes in Net Assets Available for Benefits           3

      Notes to Financial Statements                                     4 - 8


Additional Information *

      Schedule I -     Schedule of Assets Held for Investment Purposes    9




* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 22, 2000

CROWN CORK & SEAL COMPANY, INC. RETIREMENT
THRIFT PLAN
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                   As of December 31,
                                                                             1999                     1998
                                                                     ---------------------------------------------
Investments, at fair value
Registered investment companies:
  Vanguard 500 Index Fund                                                $ 42,456,089 *           $ 14,971,747
  Vanguard Balanced Index Fund                                              8,562,339 *              2,246,055
  Vanguard Explorer Fund                                                    6,017,959 *              1,544,789
  Vanguard International Growth Fund                                        3,567,039                1,370,130
  Vanguard Total Bond Market Index Fund                                     5,434,830 *                566,288
                                                                     ----------------------------------------------
                                                                           66,038,256               20,699,009
Vanguard Retirement Savings Trust                                          24,974,650 *              7,592,121
Crown Cork & Seal Company, Inc. Stock Fund                                  1,199,100                1,345,762
Participant Loans                                                           1,888,304                        -
                                                                     ----------------------------------------------
        Total investments                                                  94,100,310               29,636,892
                                                                     ----------------------------------------------

Asset transfer from the Crown Cork & Seal
  Company, Inc. 401(k) Retirement Savings Plan
  for Employees of Risdon Corporation                                               -               24,471,702
                                                                     ----------------------------------------------

Receivables
Employer's contributions                                                      202,674                   29,874
Participants' contributions                                                   774,783                  339,595
                                                                     ----------------------------------------------
        Total receivables                                                     977,457                  369,469
                                                                     ----------------------------------------------

Net assets available for benefits                                        $ 95,077,767             $ 54,478,063
                                                                     ==============================================

* Represents 5% or more of net assets available for benefits.




The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC. RETIREMENT
THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                Year Ended December 31,
                                                                             1999                     1998
                                                                     ---------------------------------------------
Additions
Investment income:
     Interest and dividend income, investments                           $  3,166,079             $    806,609
     Interest income, participant loans                                        99,511                        -
     Net appreciation in fair value of investments                          7,133,792                2,659,218
                                                                     ---------------------------------------------
                                                                           10,399,382                3,465,827
                                                                     ---------------------------------------------

Contributions:
     Employer                                                               1,848,980                  796,550
     Participant                                                            7,374,432                3,816,787
                                                                     ---------------------------------------------
                                                                            9,223,412                4,613,337
                                                                     ---------------------------------------------

Asset transfers in                                                         29,157,940               24,471,702
                                                                     ---------------------------------------------
        Total additions                                                    48,780,734               32,550,866
                                                                     ---------------------------------------------


Deductions
Payment of benefits                                                         8,160,035                2,209,231
Administrative expenses                                                        20,995                   25,125
                                                                     ---------------------------------------------
        Total deductions                                                    8,181,030                2,234,356
                                                                     ---------------------------------------------

Net increase                                                               40,599,704               30,316,510

Net assets available for plan benefits:
     Beginning of period                                                   54,478,063               24,161,553
                                                                     ---------------------------------------------
     End of period                                                      $  95,077,767            $  54,478,063
                                                                     =============================================


The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC") as the trustee of the Plan.

The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

The participant accounts of the non-salaried participants of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan for Employees of Risdon Corporation ("Risdon 401(k)"), the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for Non-Salaried Employees of CONSTAR International, Inc. ("CONSTAR Thrift"), the participant accounts of the non-salaried employees of the Zeller Plastik, Inc. 401(k) Savings Plan ("Zeller"), the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for International Association of Machinists Local 1584 of Fremont Plant No.62 ("Fremont Thrift") and the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for International Association of Machinists Local 1528 of Modesto Plant No. 79 ("Modesto Thrift") were merged with and into the Plan effective December 31, 1998, March 31, 1999, August 31, 1999, September 30, 1999, and September 30, 1999, respectively. The assets transferred totaled $24,471,702 for Risdon, $17,926,398 for CONSTAR Thrift, $977,972 for Zeller, $5,358,924 for Fremont Thrift and $4,633,372 for Modesto Thrift. An additional amount of $261,274 in assets was transferred to VFTC for Risdon 401(k) in 1999. During the conversion process freeze periods were enforced to restrict transactions. Once the freeze periods were lifted participants could change investment elections.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Participants direct the investment of their contributions into various ivestment options as listed offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the plan documents. A participant becomes 100 percent vested after completing 4 or 5 years of service, as defined.

Participant Loans
Former participants of the Risdon 401(k), Zeller and Modesto Thrift Plans who became participants of the Plan through merger activity, and who had outstanding loans with their former plans, were allowed to transfer their outstanding loan balances to the Plan. Loan terms for participants of each of these former plans were as follows:

         Risdon 401(k) - Participants were able to obtain a loan from this plan in an amount of $500 or more, repayable over one to five years, with no more than one loan made to a participant in any calendar year, and no more than two loans outstanding at any time. The amount of the loan plus the outstanding balance of any other loan to the participant from this plan could not exceed the lesser of 50% of the participant's account balance or $50,000. The interest rate charged for participant loans was fixed for the term of the loan and was based upon market interest rates for similar loans at the time of application.

         Zeller - Participants were able to obtain a loan from this plan in an amount of $1,000 or more, repayable over one to five years, with no more than two loans made to a participant in any calendar year, and no more than two loans outstanding at any time. The amount of the loan plus any outstanding balance of any other loan to the participant from this plan could not exceed the lesser of 50% of the participant's vested account balance or $50,000. The interest rate charged for participant loans was determined by this plan's sponsor.

         Modesto Thrift - Participants were able to borrow from their accounts a minimum of $1,000, not to exceed 50% of the participant's vested balance up to $50,000. The repayment of any loan could not exceed five years, unless the loan was granted for the purpose of acquiring the primary residence of the participant, in which case it could not exceed thirty years or the number of full years from the date of the loan to the participant's normal retirement date. The interest rate for each loan was the prime rate as published in the most recent Wall Street Journal (West Coast Edition).

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid only in a lump sum. Certain participants have the option of being paid through monthly installments.

Forfeited Accounts
Total unallocated forfeitures were $12,698 and $68,397 at December 31, 1999 and 1998, respectively. These amounts will be used to reduce future employer contributions. In 1999, employer contributions were reduced by forfeitures of $210,903.

Plan Termination
The Company reserves the right to amend or modify any of the provisions of the Plan in any respect retroactively in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") or any other applicable legislation. The Plan is subject to the provisions of ERISA. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Investment Options
During the plan years ending December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

         Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

         Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

         Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

         Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         Vanguard Total Bond Market Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

         Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per unit.

         Crown Cork & Seal Company, Inc. Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Financial Statement Presentation
The  plan  adopted  Statement  of  Position  ("SOP")  99-3,  Accounting  for and
Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes in net assets by investment option for participant directed investments.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust (a common/collective trust) are valued at the net asset value of units held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                               1999                 1998
                                               ----                 ----

Registered investment companies            $  7,542,425         $  3,426,836
Common stock                                   (408,633)            (767,618)
                                           -------------        -------------
                                           $  7,133,792         $  2,659,218
                                           =============        =============

All investments are participant-directed.



NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company's stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     Additional Information
                     Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT                        Schedule I
THRIFT PLAN
Schedule of Assets Held for Investment Purposes
As of December 31, 1999
--------------------------------------------------------------------------------

Crown Cork & Seal Company, Inc. Retirement Thrift Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i

     Identity of Issue                                                Investment Type               Current Value
-----------------------------------------------------------------------------------------------------------------

*    Vanguard 500 Index Fund                                   Registered Investment Company        $ 42,456,089
*    Vanguard Balanced Index                                   Registered Investment Company           8,562,339
*    Vanguard Explorer Fund                                    Registered Investment Company           6,017,959
*    Vanguard International Growth Fund                        Registered Investment Company           3,567,039
*    Vanguard Total Bond Market Index                          Registered Investment Company           5,434,830
*    Vanguard Retirement Savings Trust                         Common/Collective Trust                24,974,650
*    Crown Cork & Seal Company, Inc.                           Common Stock                            1,199,100
*    Crown Cork & Seal Company, Inc. Retirement Thrift Plan    Participant Loans (7% - 9.5%)           1,888,304
                                                                                                    ------------
Total assets held for investment purposes                                                           $ 94,100,310
                                                                                                    ============

* Party in Interest